                                                                    Exhibit 13.2

                                    FORM F-4


                   QUARTERLY REPORT PURSUANT TO SECTION 13 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                       for QUARTER ENDED, MARCH 31, 1997


                         FDIC CERTIFICATE NO.  #19702-5



                      THE GLASTONBURY BANK & TRUST COMPANY
                                  Connecticut


                   IRS EMPLOYER IDENTIFICATION NO. 06-0363160


                   2461 Main Street, Glastonbury, Connecticut
                                     06033
                                 (860) 633-4695



Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                          Yes    X           No
                              -------           --------



                     Common Stock Par Value $2.50 Per Share
              1,829,920 Shares Outstanding (as of March 31, 1997)

THE GLASTONBURY BANK & TRUST COMPANY
Notes to Consolidated Financial Statements


NOTE A - BASIS OF PRESENTATION


The accompanying unaudited consolidated financial statements include the accounts of The Glastonbury Bank & Trust Company ("The Bank") and its subsidiary, The GBT Insurance Group, Inc. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form F-4. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair representation have been included. Operating results are not necessarily indicative of the results that may be expected for year end December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Bank's annual report filed in form F-2 for the year ended December 31, 1996.


NOTE B - RECLASSIFICATION


Certain prior year amounts have been reclassified to conform with the current year presentation.

                      Management's Discussion and Analysis
                                       Of
                 Financial Condition and Results of Operations

                              FINANCIAL CONDITION
                              -------------------

At March 31, 1997, total assets increased $3,912,000 or 1.6% to $252,510,000 from December 31, 1996. The increase was concentrated in an increase of $20,099,000 or 62.7% in the securities available for sale portfolio, while loan growth was flat, growing less than 1%. Securities available for sale were funded in part by a decrease of $17,300,000 in interest bearing deposits in depository institutions. Security purchases were primarily in Collateralized Mortgage Obligations ("CMOs") with average lives of less than two years, money market preferred stock, and tax-exempt municipal bonds that are non-calleable for 10 years. The shorter term CMOs are "defensive" in that they are expected to outperform other alternative securities in a rising interest rate environment and perform equally well if interest rates should decline. The money market preferred stock reprice every 49 days and their dividends are 70% exempt from federal income taxes, providing attractive yields over the bank's cost of funds. The tax-exempt municipal bonds that were purchased are "offensive" in that they are expected to perform well in a declining interest rate environment. Given the level of interest rates and the interest rate spread differential between shorter term and longer term investments, as reflected in U.S. Treasury rates, the bank's investment strategy for the first quarter of 1997 was to invest approximately 80% in securities with average lives of two years or less and the remaining 20% in tax-exempt municipal bonds. If interest rates should rise from levels existing at March 31, 1997, the bank's strategy is to extend the shorter term maturity range from two years or less to two through five years and to increase the percentage of tax-exempt municipal bonds purchased.

Deposits at March 31, 1997 were basically unchanged as compared to December 31, 1996, as a seasonal decline in demand and non-interest bearing deposits was partially offset by primarily an increase in savings and NOW deposits.

Federal Home Loan Bank ("FHLB") borrowings increased $3,691,000 from the year ended December 31, 1996, consisting primarily of borrowings maturing in less than three months.

Cash and cash equivalents increased to $10,088,000 at March 31, 1997, an increase of $1,245,000 from December 31, 1996. This temporary increase was primarily due to interchange cash flows from the merchant processing business line that can occur the last day of a quarter.

The increase of $203,000 in deferred income taxes from December 31, 1996 was primarily due to tax effecting the increase in the net unrealized loss on available for sale securities.

The decrease of $816,000 in other assets was primarily the result of a decrease in accrued merchant processing income. Accrued income for merchant processing activity is typically higher at the fourth quarter end than at any other quarter end.

Accrued expenses and other liabilities increased $281,000 primarily due to an accrual for income taxes, as the bank is expected to be in a taxable position for 1997.

CAPITAL RESOURCES
-----------------

At March 31, 1997, the Bank's Tier 1 leverage capital ratio was 7.22% as compared to 7.07% at December 31, 1996. At March 31, 1997, the Bank's Tier 1 risk-based capital ratio was 12.00% and its Total risk-based capital ratio was 13.34% as compared to 12.16% and 13.42%, respectively, at December 31, 1996. The board of directors of the bank declared a quarterly cash dividend of $0.07 per share payable on February 15, 1997. In April 1997, the board of directors declared a $0.09 per share cash dividend, an increase of 29% in the quarterly cash dividend, payable on May 15, 1997 to shareholders of record on April 30, 1997.

Total stockholders' equity increased $88,000 to $16,957,000 at March 31, 1997 from $16,869,000 at December 31, 1996. The increase was due to net income of $510,000 in the current quarter, partially offset by the quarterly dividend of $128,000 and a tax effected increase of $294,000 in the net unrealized holding loss on available for sale securities. The increase in the net holding loss on available for sale securities was attributed to an increase of approximately 55 basis points in the general level of interest rates.


NONPERFORMING ASSETS AND THE ALLOWANCE FOR LOAN LOSSES
------------------------------------------------------

Information concerning the Bank's nonperforming assets for the periods ended March 31, 1997 and December 31, 1996 are summarized below:

                                March 31, 1997    December 31, 1996
                                --------------    ------------------
                                        (000's omitted)
Nonaccrual Loans                      $1,510             $1,464
Loans Past Due in excess
  of 90 Days and still
  accruing interest                        0                  0
                                      ------             ------
Total Nonperforming Loans              1,510              1,464
Other Real Estate Owned                1,040              1,159
                                      ------             ------
Total Nonperforming Assets            $2,550             $2,623
                                      ======             ======

Allowance for Loan Losses             $3,443             $3,352
                                      ======             ======

During the current three month period ended March 31, 1997, nonperforming assets decreased $73,000. The decrease resulted from a decrease of $119,000 in other real estate owned ("OREO"), resulting from the sale of three properties, partially offset by an increase of $46,000 resulting primarily from the addition of one loan relationship. The

OREO properties that were sold produced a recovery, and the remaining properties were principally from a relationship with a single borrower. These two properties currently provide cash flow to the bank in the form of rental payments and recent appraisals indicate values that exceed current book value. All OREO has been written down to current appraised values, less anticipated selling costs, and are being actively marketed by the bank.

At March 31, 1997, the ratio of the allowance for loan losses to nonperforming loans was 228%, the percentage of loans delinquent was less than 2%, and the ratio of nonperforming assets to total assets was at 1%. The bank had recoveries of 31,000 and provided a provision of $60,000 in the quarter ended March 31, 1997.

The adequacy of the allowance for loan losses is reviewed by management monthly and was considered to be adequate as of March 31, 1997. Management's methodology in evaluating the adequacy of the allowance for loan losses considers specific credit reviews, recommendations made by external auditors and examiners, results from independent loan reviews, current local, state and national economic conditions and trends, past loan loss and delinquency experience and the volume, growth and composition of the loan portfolio. In addition, a portion of the allowance for loan losses is maintained for losses which may be inherent within the loan portfolio.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT
----------------------------------------

Liquidity
---------

As of March 31, 1997, the Bank's liquidity was determined to be sufficient to meet the borrowing needs of its customers and to meet unexpected deposit withdrawals. On a daily basis, management monitors the Bank's liquidity position by analyzing the cash flows from loan and deposit activity, the amount of investment securities available for repurchase agreements, and the amount the Bank is allowed to borrow from the FHLB. Additionally, management determines an estimate of the expected level of cash flows from maturing loans and the expected prepayments on loans and securities.

Asset/Liability Management
--------------------------

Management's objective is to minimize the Bank's exposure to changing interest rates, while maintaining the flexibility to take advantage of opportunities resulting from those changes. The Bank's exposure to interest rate risk, or changes in interest rates, is managed by strategically matching the rate sensitivity or repricing characteristics of loans and securities with those of interest-bearing liabilities.

With regard to measuring the Bank's interest rate risk exposure, the Bank's one year GAP as of March 31, 1997 was .79, indicating that the Bank was liability sensitive over a cumulative one year time frame. Within 90 days, the Bank was slightly asset sensitive, and as a result, the Bank's net interest margin has benefited from the rise in interest rates in the current quarter. Additionally, the current increase of 25 basis points in the prime rate is expected to provide an additional benefit to the net interest margin. At the current level of interest rates, the bank's strategy has been to fund the bank with shorter term borrowings of less than three months and with retail CDs of 18 months or less. In addition, the bank has had success in raising the level of core deposits (defined as demand and savings deposits), which are a lower cost source of funds than either FHLB borrowings or retail CDs. These core deposits are largely considered long term funding as the interest rates paid on savings accounts typically lag, sometimes significantly, the movement in the general level of interest rates. Demand deposits, which pay no interest, have proven to have a low sensitivity to interest rate changes and therefore are considered longer term sources of funds.

If interest rates should continue to increase through the end of 1997, the Bank's liability sensitive position in one year indicates that the net interest margin could decline beginning approximately in the third quarter of 1997. A decline in the bank's net interest margin could result as the Bank's cost of funds would be expected to increase in a higher interest rate environment, while the yields on earning assets would not be expected to increase as rapidly. If interest rates should increase and then begin to decline by the third or fourth quarter of this year, the bank's net interest margin would be expected to stabilize at higher levels. Additionally, the Bank's ability to continue to generate or purchase quality earning assets at adequate spreads over the bank's incremental cost of funds will provide for stability and possibly growth in the margin. Moreover, mitigating any rise in the bank's cost of funds will depend largely on the bank's continued success at raising the level of its core deposits.

Management measures the impact of various interest rate scenarios on the bank's net interest margin to determine which scenario(s) present the greatest risk and opportunities to the bank. Strategies are formulated based on management's assessment of the risk, whereby opportunities can be identified and taken advantage of, while excessive risk levels can be mitigated.

                             RESULTS OF OPERATIONS

For the three month period ended March 31, 1997, the Bank had a net income of 510,000 or $0.28 per share as compared to $486,000 or $0.27 per share for the same period last year. (The average number of shares outstanding was 1,829,920 in both periods.) The increase of 24,000 or 4.9% was primarily due to a reduction of $165,000 in the provision for loan losses, a decline of $229,000 in other operating expenses, partially offset by primarily an income tax provision of $320,000 as compared to no provision for the first quarter of 1996. The bank's 38.6% effective tax rate in the current quarter is expected to prevail throughout 1997 as the bank is now in a taxable position, having reduced nearly all of the valuation allowance that had been reserved in prior years against net operating loss carryforwards.

NET INTEREST INCOME
-------------------

The Bank's net interest income increased $29,000 or 1.2% in the quarter ended March 31, 1997 as compared to the same period last year. The increase resulted from an increase of $246,000 in interest income, partially offset by an increase of $217,000 in interest expense.

The increase in interest income was primarily due to an increase of $18,577000 or 8.9% in the average daily earning assets to $227,209,000 in the current quarter as compared to the same period last year, partially offset by a decline of 20 basis points in the average daily yield on earning assets to 7.92% in the current quarter as compared to 8.12% in the same period last year. The increase in interest expense was primarily attributed to an increase in higher costs CDs and FHLB borrowings. The average daily rate on interest-bearing liabilities increased to 4.26% in the current quarter as compared to 4.06% in the same period last year.

PROVISION FOR LOAN LOSSES
-------------------------

The provision for loan losses was reduced by $165,000 to $60,000 in the current quarter as compared to the same period last year. The reduction was justified based on improvement in credit quality, while the ratio of the allowance for loan losses to nonperforming loans increased to 228% at March 31, 1997 from 181% at March 31, 1996.

OTHER OPERATING INCOME
----------------------

Other operating income, excluding net security losses, amounted to $656,000 in the quarter ended March 31, 1997, a decrease of 9.4% from the quarter ended March 31, 1996. The decrease was due primarily to a decline in service charges on deposit accounts and a decline in rental income from equipment that was rented by customers of the bank's merchant processing business line. The decline in service charges resulted from a reduction in certain deposit account fees as part of a strategy to increase core deposits. Rental income declined as more merchant customers decided to purchase equipment rather than rent.

OTHER OPERATING EXPENSES
------------------------

Total other operating expenses amounted to $2,205,000 in the current quarter, a decline of $229,000 or 9.4% as compared to the same period last year. The decline was primarily attributed to a reduction in legal fees, resulting from legal fees recorded in the first quarter of 1996 related to a former director's lawsuit and an elimination of expenses associated with the bank's Cease and Desist Order (the "Order") which was terminated by the FDIC in May 1996. Additionally, occupancy and equipment and related costs declined a total of $48,000 or 8.9% due to lower snow removal costs and lower depreciation expense in the current quarter as compared to the same period last year.

The increase of $30,000 in the benefit on other real estate owned and related expenses was primarily the result of a gain on the sale of three properties, partially offset by expenses associated with the sale of these properties and maintenance cost on existing OREO properties.

The increase of $52,000 or 25.1% in pensions, other employee benefits and related expenses was primarily due to an increase in 401K and pension benefits, including expenses associated with a supplemental retirement program for executive officers.

FDIC assessment declined $39,000 or 84.8% as a result of an improvement in the bank's financial condition, particular credit quality and an increase in capital levels.

Other operating expenses declined $186,000 or 24.9% largely due to a decline in legal fees and in expenses related to the termination of the Order, as discussed. Additionally, the bank experienced significant declines in its blanket bond insurance and director and officer liability coverage largely as a result of the termination of the Order.

INCOME TAXES
------------

The income tax provision was $320,000 for the quarter ended March 31, 1997 as compared to no provision for taxes in the quarter ended March 31, 1996. The bank expects to be in a taxable position for 1997, having reduced nearly all of the valuation allowance established in prior years against net operating carryforward losses.


Glastonbury Bank & Trust Company
Consolidated Balance Sheets
(Unaudited) (in thousands)
                                                                 March 31,     December 31,
Assets                                                              1997          1996
                                                                 =========    =============

Cash and cash equivalents                                        $  10,088    $   8,843
Interest bearing deposits in depository institutions                  --         17,300
                                                                 ---------    ---------
Total cash and cash equivalents                                     10,088       26,143

Federal funds sold                                                    --              0
Investment securities:
  Taxable                                                           27,664       28,287
  Tax-exempt                                                           185          185
                                                                 ---------    ---------
Total (fair value:  1997 - $27,447; 1996 - $28,294)                 27,849       28,472

Federal Home Loan Bank stock                                         2,220        2,220

Securities available for sale:
  Taxable                                                           47,574       31,214
  Tax-exempt                                                         4,596          857
                                                                 ---------    ---------
Total                                                               52,170       32,071

Assets held in trading                                                 468          458

Loans (net of allowance for loan losses:
  1997 - $3,443;  1996 - $3,352)                                   146,303      145,381

Premises and fixed assets - net                                      7,543        7,441
Other real estate owned                                              1,040        1,159
Accrued interest receivable                                          1,624        1,435
Deferred income taxes                                                1,809        1,606
Income tax receivable                                                 --           --
Other assets                                                         1,396        2,212
                                                                 ---------    ---------

TOTAL                                                            $ 252,510    $ 248,598
                                                                 =========    =========
Liabilities and Stockholders' Equity

Deposits:
   Demand and non-interest bearing                               $  34,309    $  35,814
   Savings and NOW deposits                                         82,843       81,903
   Time deposits                                                    90,920       90,703
                                                                 ---------    ---------
Total deposits                                                     208,072      208,420

Other liabilities:
  Federal Home Loan Bank borrowings                                 24,691       21,000
  Securities sold under agreements to repurchase                       550          350
  Accrued expenses and other liabilities                             2,240        1,959
                                                                 ---------    ---------

Total deposits and other liabilities                               235,553      231,729
                                                                 ---------    ---------

Stockholders' equity:
  Capital Stock - par value $2.50; 2,000,000 shares authorized
    1,829,920 issued and outstanding                                 4,575        4,575
 Capital surplus                                                     6,609        6,609
 Retained earnings                                                   6,509        6,127
 Net unrealized loss on available for sale securities                 (736)        (442)
                                                                 ---------    ---------

Total Stockholders' Equity                                          16,957       16,869
                                                                 ---------    ---------

TOTAL                                                            $ 252,510    $ 248,598
                                                                 =========    =========



Glastonbury Bank & Trust Company
Consolidated Statements of Operations
(Unaudited) (in thousands, except per share data)
                                                             For the three months ended
                                                                March 31    March 31,
                                                                  1997        1996
                                                                =======     =========
Interest income:
   Interest and fees on loans                                    $ 3,294    $ 3,179
   Interest and dividends on securities:
     Taxable:
       U.S. Treasury securities                                     --           55
       U.S. Government agencies                                      967        944
       Dividend income                                                74         32
       Non-agency collateralized mortgage obligations                 41       --
       Corporate debt                                                  2          3
       Other securities                                                4          5
     Tax-exempt - state and municipal obligations                     43          4
   Interest on deposits                                               64          7
   Interest on federal funds sold                                      2         16
                                                                 -------    -------
Total interest income                                              4,491      4,245
                                                                 -------    -------
Interest expense:
  Interest on deposits:
    Time deposits of $100,000 or more                                136        119
    Savings and time deposits under $100,000                       1,583      1,400
  Interest on securities sold under agreements to repurchase           5       --
  Interest on Federal Home Loan Bank borrowing                       317        305
                                                                 -------    -------
Total interest expense                                             2,041      1,824
                                                                 -------    -------

Net interest income                                                2,450      2,421
Provision (benefit) for loan losses                                   60        225
                                                                 -------    -------
Net interest income after provision (benefit) for loan losses      2,390      2,196
                                                                 -------    -------
Other operating income:
   Trust department income                                             5          4
   Service charges on deposit accounts                               133        157
   Gains on assets held in trading - net                             (11)       --
   Gain (loss) on securities available for sale - net                --         --
   Merchant income                                                   367        399
   Other                                                             151        164
                                                                 -------    -------
Total other operating income                                         645        724
                                                                 -------    -------
Other operating expenses:
   Salaries                                                          936        914
   Occupancy, including depreciation on Bank premises                224        254
   Equipment, including maintenance, rent and depreciation           265        283
   Provision for losses on other real estate and related costs       (46)       (16)
   Pensions, other employee benefits and related expenses            259        207
   FDIC assessment                                                     7         46
   Other                                                             560        746
                                                                 -------    -------
Total other operating expenses                                     2,205      2,434
                                                                 -------    -------

Income before income taxes                                           830        486
Income tax benefit                                                   320       --
                                                                 -------    -------
Net income (loss)                                                $   510    $   486
                                                                 =======    =======
Earnings (loss) per share:
Per share data based on 1,829,920 average shares
outstanding for 1996 and 1995                                    $  0.28    $  0.27
                                                                 =======    =======


Glastonbury Bank & Trust Company
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) (in thousands, except per share data)
                                                                                   Net Unrealized Holding           Total
Three months ended                         Capital      Capital     Retained       Gain (Loss) on Securities     Stockholders'
March 31, 1997                             Stock        Surplus     Earnings         Available for Sale            Equity
-------------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1997                   $ 4,575      $ 6,609      $ 6,127                 ($442)                 $16,869

Net income                                                               510                                            510

Stock dividend declared on common stock
  ($0.07 on January 8, 1997)                                            (128)                                         (128)

Net change in unrealized holding loss on
  securities available for sale                                                               (294)                   (294)
                                          -------------------------------------------------------------------------------------

Balance March 31, 1997                     $ 4,575      $ 6,609      $ 6,509                 ($736)                $16,957
                                          =====================================================================================

Three months ended
March 31, 1996
--------------------------------------

Balance, January 1, 1996                    $4,575        $6,609           $4,114            ($324)                $14,974

Net income                                                                    486                                      486

Net change in unrealized holding loss on
  securities available for sale                                                               (214)                   (214)
                                          -------------------------------------------------------------------------------------

Balance March 31, 1996                       $4,575       $6,609           $4,600            ($538)                $15,246
                                          =====================================================================================





See notes to consolidated financial statements


Consolidated Statements of Cash Flows
for the Three Months Ended March 31, 1997 and 1996
(Unaudited) (in thousands)
                                                                           3/31/97     3/31/96
                                                                          ========    ========
Cash flows from operating activities:
Net income                                                                $    510    $    486
Adjustments to reconcile net income to net cash
 provided by operating activities:
     Provision for loan losses                                                  60         225
     Provision for losses on other real estate owned                             0          10
     Provision for income taxes                                                320        --
     Depreciation                                                              241         257
     Net amortization on securities held to maturity                            19          18
     Net amortization on securities available for sale                          92          14
     (increase) decrease in net deferred loan fees and costs                   (17)       --
     Increase in trading securities                                            (10)       (422)
     Loss (gain) on sale of securities available for sale                     --          --
     Gain on disposition of real estate and equipment                          (86)        (60)
     Decrease (Increase) in accrued interest receivable                       (189)       (149)
     Decrease in other assets                                                  830         495
     (Decrease) Increase in accrued expenses and other liabilities             (40)        116
                                                                          --------    --------
Net cash provided by operating activities                                    1,730         990
                                                                          --------    --------

Cash flows from investing activities:
     Net increase in Federal funds sold                                       --         4,350
     Proceeds from maturities of securities held to maturity                   634         757
     Proceeds from sales of securities available for sale                     --          --
     Proceeds from maturities of securities available for sale               1,437       1,500
     Purchases of securities held to maturity                                 --        (2,025)
     Purchases of securities available for sale                            (22,169)     (3,264)
     Purchases of Federal Home Loan Bank Stock                                --
     Net (increase) in loans                                                  (965)       (445)
     Proceeds from the sale of real estate and equipment                       209          98
     Purchase of fixed assets                                                 (346)        (70)
                                                                          --------    --------
Net cash provided by investing activities                                  (21,200)        901
                                                                          --------    --------

Cash flows from financing activities:
     Net increase in Federal Home Loan Bank borrowings short-term            4,691       2,000
     Net decrease in Federal Home Loan Bank borrowings long-term            (1,000)       --
     Net increase in securities sold under agreements to repurchase            200        --
     Net decrease in demand deposits, money market and savings accounts       (565)     (5,793)
     Net increase in time deposits                                             217       3,737
     Dividends paid                                                           (128)       --
                                                                          --------    --------
Net cash used in financing activities                                        3,415         (56)
                                                                          --------    --------

Net increase (decrease) in cash and cash equivalents                       (16,055)      1,835
Cash and cash equivalents beginning of period                               26,143       8,435
                                                                          --------    --------
Cash and cash equivalents end of period                                   $ 10,088    $ 10,270
                                                                          ========    ========

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                             THE GLASTONBURY BANK & TRUST COMPANY



Date:       5/14/97          /s/ J. Gilbert Soucie
       ------------------    --------------------------------------------------
                             J. Gilbert Soucie,
                             President & Chief Executive Officer


Date:       5/14/97          /s/ Wayne F. Patenaude
       ------------------    --------------------------------------------------
                             Wayne F. Patenaude,
                             Senior Vice President, Treasurer & Chief Financial
                             Officer